# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SRX Global Inc., CIK 0001471727
CUSIP: 08771Y402
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12400 Race Track Road, Tampa, Florida (FL), 33626
Date of event which requires filing of this statement: 06/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002141847

## Reporting persons
- Les Filles, LLC: type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); sole voting power 78,178,797; shared voting power 0; sole dispositive power 78,178,797; shared dispositive power 0; aggregate amount beneficially owned 78,178,797 (6.2% of the class)
  Comment: Item 11* Based on 1,270,326,395 shares of Common Stock of the Issuer outstanding following the completion of the closing of the transaction with EMJ Crypto Technologies Inc., a corporation organized under the laws of Ontario, Canada, CCC Crypto Corp., a Delaware corporation, and the other parties thereto included on the Company's Registration Statement on Form S-4, which was declared effective by the Securities Exchange Commission on May 7, 2026.
- Michael A. Parker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 78,178,797; shared voting power 0; sole dispositive power 78,178,797; shared dispositive power 0; aggregate amount beneficially owned 78,178,797 (6.2% of the class)
  Comment: Item 11* Based on 1,270,326,395 shares of Common Stock of the Issuer outstanding following the completion of the closing of the transaction with EMJ Crypto Technologies Inc., a corporation organized under the laws of Ontario, Canada, CCC Crypto Corp., a Delaware corporation, and the other parties thereto included on the Company's Registration Statement on Form S-4, which was declared effective by the Securities Exchange Commission on May 7, 2026.
- Tungsten III LLC: type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); sole voting power 78,178,797; shared voting power 0; sole dispositive power 78,178,797; shared dispositive power 0; aggregate amount beneficially owned 78,178,797 (6.2% of the class)
  Comment: Item 11* Based on 1,270,326,395 shares of Common Stock of the Issuer outstanding following the completion of the closing of the transaction with EMJ Crypto Technologies Inc., a corporation organized under the laws of Ontario, Canada, CCC Crypto Corp., a Delaware corporation, and the other parties thereto included on the Company's Registration Statement on Form S-4, which was declared effective by the Securities Exchange Commission on May 7, 2026.

## Item 1. Issuer
Name of issuer: SRX Global Inc.
Address of issuer's principal executive offices: 12400 Race Track Road, Tampa, Florida 33626

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by the following person pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):

(1) Les Filles, LLC, an Arizona limited liability company ("LF"), that is wholly-owned by Tungsten (as defined below);
(2) Tungsten III LLC, an Arizona limited liability company ("Tungsten"); and
(3) Michael A. Parker ("Mr. Parker"), who is the Manager of both LF and Tungsten, and, as such, may be deemed to hold voting and investment control over the shares of Common Stock (as defined in Item 2(d) below) directly held by LF and indirectly held by Tungsten.

LF, Tungsten and Mr. Parker are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 4020 E Indian School Rd, Phoenix AZ 85018.
Citizenship: For citizenship information, see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on June 25, 2026.

The percentages of beneficial ownership contained herein are based on 1,270,326,395 shares of Common Stock of the Issuer outstanding following the completion of the closing of the transaction with EMJ Crypto Technologies Inc., a corporation organized under the laws of Ontario, Canada, CCC Crypto Corp., a Delaware corporation, and the other parties thereto included on the Company's Registration Statement on Form S-4, which was declared effective by the Securities Exchange Commission on May 7, 2026.
Percent of class: 6.2
Sole power to vote or to direct the vote: 78,178,797
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 78,178,797
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Les Filles, LLC: /s/ Michael A. Parker, Michael A. Parker/Manager (06/25/2026)
- Michael A. Parker: /s/ Michael A. Parker, Michael A. Parker/Manager (06/25/2026)
- Tungsten III LLC: /s/ Michael A. Parker, Michael A. Parker (06/25/2026)
Comment: Exhibit 99.1 Joint Filing Agreement, dated June 25, 2026